SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 August 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Statement re Shareholder Engagement and Outcome dated 20 August 2025

Exhibit No: 99.1

InterContinental Hotels Group PLC

Statement regarding shareholder vote on the 2025 Directors' Remuneration Policy and the 2024 Directors' Remuneration Report (the Resolutions) - Shareholder Engagement and Outcome

At our Annual General Meeting (AGM) in May 2025, the Company presented a resolution for shareholders to approve a revised Directors' Remuneration Policy (Policy), which passed with 69.5% support. The 2024 Directors' Remuneration Report also passed with 79.0% support. The Board thanks the majority of our shareholders who supported the Resolutions of which, notably, all of our 10 largest shareholders voted in support of both Resolutions. However, as both received less than 80% support, in accordance with the UK Corporate Governance Code, the Remuneration Committee Chair led a further consultation process with shareholders and their proxy advisory bodies.

The Policy proposals presented at the AGM followed an extensive review led by the Remuneration Committee, with the full backing of the Board. It also included thorough and meaningful two-way engagement with shareholders owning in aggregate nearly 60% of IHG's equity and with the major shareholder proxy agencies. As outlined in the Policy, we made several modifications to our original proposals in direct response to shareholder feedback, reflecting our commitment to active and transparent engagement.

Following the AGM, we wrote again to shareholders owning in aggregate nearly 60% of IHG's equity (including those who voted against) and the shareholder proxy agencies to invite further dialogue. During this consultation, while no additional requests for consultation meetings were received from shareholders who voted against the resolutions, we did receive feedback via email. Written shareholder correspondence received typically reiterated their reasons for supporting or voting against the Policy. Based on the feedback provided prior to and following the AGM, while reasons for the votes received against the Policy varied by shareholder, the main areas raised were in relation to elements of the global peer group and the scale and/or structure of the changes to remuneration proposed, with the same issues impacting the vote on the Directors' Remuneration Report itself. The Remuneration Committee stands by the appropriateness of the global peer group it selected given the nature of IHG's business, and the scale and structure of the remuneration proposed given that peer group and the need for remuneration arrangements suitable to recruit, motivate and retain appropriate leadership for a large, high growth and global business. The level of support from shareholders at the AGM demonstrates that a clear majority (almost 70%) of our shareholders agree with this.

We also consulted with the major proxy agencies following the AGM regarding the Policy and next year's Directors' Remuneration Report and the discussions were constructive. We will include a full description of the process we followed and the rationale for our decision to implement the Policy in the 2025 Directors' Remuneration Report. The proxy agencies provide a service in reaching a larger number of our investor base than we are able to directly. While a substantial portion of our register who subscribe to the proxy reports followed recommendations to vote against the remuneration resolutions, those we engaged directly with understood the rationale and the majority voted in favour.

In light of the strong overall shareholder support of almost 70% of the register, the Remuneration Committee concluded that it was appropriate to proceed with the implementation of the Policy, as outlined in the 2024 Directors' Remuneration Report.  Whilst no substantive new information arose from our post-AGM engagement with stakeholders, we remain committed to regularly reviewing our remuneration arrangements and maintaining open communication with our shareholders and their proxy advisory bodies going forward.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	20 August 2025